SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR Q1 PROFIT FALLS 85% TO €21M
FUEL UP
93% AS TRAFFIC GROWS 19% TO 15M

Ryanair, Europe's largest low fares airline, today (
Monday,
28
th
 July
 2008
) announced a Q1 profit of €21m down €118m (or 85%) as fuel costs almost doubled and yields fell due to the absence of Easter in this quarter and its presence in the prior year comparable. Despite the absence of Easter, traffic grew by 19% to 15m, as average fares (incl. bag charges) fell by 8% to €42, while total revenues grew 12% to €777m. Unit costs excluding fuel fell by 6%, including fuel they increased by 18%, due to higher oil prices and longer sector lengths.

Summary Table of Results (IFRS) - in Euro

Quarter Ended	June 30, 2007	June 30, 2008	% Change.
Passengers	12.6m	15.0m	+19%
Revenue	€693m	€777m	+12%
Adjusted Profit after Tax (Note 1)	€139m	€21m	- 85%
Adjusted Basic EPS (Euro Cents) (Note 1)	8.98	1.40	-84%

Ryanair's CEO Michael O'Leary said:

"Trading conditions have been difficult in Q1 as we suffered the loss of Easter and the impact of higher fuel prices. Oil prices almost doubled in Q1 from $61 to $117 (per barrel) as our fuel bill rose 93% to €367m. Fuel now represents almost 50% of our total operating costs compared to 36% last year.

Yields fell by 8%, as we opened new routes and bases and suffered the absence of Easter in the quarter which distorts the prior year comparables. Yields were also impacted by a reduction in checked in baggage penetration rates as more passengers switch to web check-in and carry on baggage facilities. Traffic grew by 19% to 15m, whilst load factors at 81% were almost in line with Q1 last year despite the absence of Easter. Ancillary revenues grew by 25%, again faster than the rate of traffic growth, and we expect this to continue for the remainder of the year. Passengers will shortly be able to use their mobile phones and Blackberry's on 10
Dublin
 based aircraft in a trial test which will expand to almost 40 aircraft by the year end.

We have taken advantage of the recent weakness in oil prices and are now hedged 90% for September at $129 per barrel, 80% for Q3 at $124 per barrel, but are unhedged for Q4. We continue to believe that oil prices remain subject to irrational exuberance. While many of our high fare competitors continue to increase fuel surcharges, Ryanair remains committed to our guarantee of no fuel surcharges - ever. We will continue to absorb higher oil costs, even if it means short-term losses, while we continue to deliver
Europe
's guaranteed lowest fares to our 58 million passengers.

Unit costs excluding fuel fell by 6%, better than we previously expected. Including fuel unit costs rose 18%. We have responded to these much higher oil prices by aggressively tackling costs in all other areas. In the last quarter we have added cheaper, fuel efficient aircraft. We have implemented a company wide pay freeze and redundancies in our Dublin Call Centre. We have renegotiated many of our airport maintenance and handling contracts and we plan to introduce check-in kiosks in October at our main bases in
Dublin
 and Stansted to further reduce airport staff and handling costs. The increased discretionary charges for baggage and airport check-in have encouraged more passengers to use web check-in and carry-on luggage and this is helping to significantly reduce our handling costs.

We have recently announced capacity reductions for the coming winter at our two highest cost airports in Stansted (15 aircraft grounded) and
Dublin
 (4 aircraft) where regulatory failure has allowed these monopolies to further increase their already high airport charges. These high costs make it more profitable to ground some aircraft rather than fly them at
Dublin
 and Stansted this winter. Despite these cutbacks, Ryanair's traffic will still grow by approx. 9% this winter as we switch route and capacity growth to lower cost airports and bases. Accordingly, passenger volumes for the year will grow by 14% to 58m, slightly lower than the 16% previously guided.

The demise of low fare air travel is again being predicted by high fare airlines like BA and others who are still losing shorthaul traffic to Ryanair. Higher oil prices won't end low fare air travel, it just increases the attraction of Ryanair's guaranteed lowest fares, as consumers become more price sensitive and switch away from high fare/fuel surcharging airlines like BA. Higher oil prices will speed up the decline of high fare shorthaul travel this winter as many European airlines consolidate or go bust. We believe that oil prices of approx. $130 per barrel are unsustainable over the medium term, but we don't know when they are going to fall. The airline industry is cyclical, and this downturn will provide enormous opportunities for strong, well financed airlines, such as Ryanair to grow.

The outlook for the remainder of the fiscal year which is entirely dependent on fares and fuel prices remains poor. The emerging economic recession in the
UK
 and
Ireland
 caused by the global credit crisis and high oil prices means that consumer confidence is plummeting, and we believe this will have an adverse impact on fares for the rest of the year. We will respond as always with lower fares and aggressive pricing to keep people flying and maintain our high load factors. We now believe that our average fares for the year may fall by as much as 5% if European airfares plunge this winter. Ryanair will lead this downward pricing at a time when most of our competitors are hoping to raise fares and fuel surcharges. The market this winter will be heavily impacted by the timing and scale of EU airline bankruptcies and consolidations which are inevitable at these higher oil prices. Ryanair's better than anticipated savings which will flow from capacity and cost reductions already achieved will partly offset these lower yields. On the basis of our existing fuel hedges, Q4 oil prices at approx. $130 per barrel, and average fares falling by 5% for the full year, we expect to record a full year result of between breakeven and a loss of €60m.

The capacity reductions which will ensue from this winter's wave of airline bankruptcies and consolidations will create more opportunities for Ryanair to grow. When oil prices fall significantly (as we believe they will over the medium term) then our earnings should rebound strongly. We have one of the strongest Balance Sheets in the industry and the business continues to be strongly cash generative with over €2.2bn in cash.

With the
lowest fares and lowest cost base in the industry Ryanair is the best positioned airline In Europe to take advantage of the opportunities that these very difficult trading conditions will create.

Note 1.

Q
uarter end June 2008, excludes exceptional costs of i) Accelerated Depreciation of €17.
9
m on 15 aircraft to be disposed in 2009/10 and, ii) a €93.6m write down of our stake in Aer Lingus.

Ends.

                           Monday, 28
th
 July 2008

For further information
              Howard Millar

      Pauline McAlester
please contact:
                         Ryanair Holdings Plc

 Murray Consultants

Tel: 353 1 812 1212

    Tel: 353 1 498 0300

www.ryanair.com

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is
Europe
's largest low fares airline with 28 bases and 729 low fare routes across 26 countries. By the end of March 2009 Ryanair will operate a fleet of 195 new Boeing 737-800 aircraft with firm orders for a further 70 new aircraft (all net of planned disposals), which will be delivered over the next 4 years. Ryanair currently employs a team of 6,000 people and expects to carry approximately 58 million scheduled passengers in the current fiscal year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet measured in accordance with IFRS (unaudited) as at June 30, 2008
	At Jun 30,	At Mar 31,
	2008	2008
	€'000	€'000
Non-current assets
Property, plant and equipment	3,551,294	3,582,126
Intangible assets	46,841	46,841
Available for sale financial assets	218,023	311,462
Total non-current assets	3,816,158	3,940,429

Current assets
Inventories	1 , 886	1,997
Other assets	124,448	169,580
Current tax	1,069	1,585
Trade receivables	46,580	34,178
Derivative financial instruments	6,034	10,228
Restricted cash	303,572	292,431
Financial assets: cash > 3months	312 , 016	406,274
Cash and cash equivalents	1, 63 4 , 4 61	1,470,849
Total current assets	2,430,066	2,387,122

Total assets	6,246,224	6,327,551

Current liabilities
Trade payables	1 62,079	129,289
Accrued expenses and other liabilities	9 68 , 864	919,349
Current maturities of debt	3 29,214	366,801
Derivative financial instruments	1 23,032	141,711
Total current liabilities	1,583,189	1,557,150

Non-current liabilities
Provisions	4 7,425	42,790
Derivative financial instruments	48,990	75,685
Deferred income tax	153,098	148,088
Other creditors	111,159	101,950
Non-current maturities of debt	1,887,825	1,899,694
Total non-current liabilities	2,248,497	2,268,207

Shareholders' equity
Issued share capital	9, 390	9,465
Share premium account	5 88 , 285	592,761
Capital redemption reserve	2 8 , 102	23,432
Retained earnings	1,876,900	2,000,422
Other reserves	( 88 , 1 3 9 )	(123,886)
Shareholders' equity	2,414,538	2,502,194

Total liabilities and shareholders' equity	6 , 246,224	6,327,551

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Income Statement measured in accordance with IFRS (unaudited) for the quarter ended June 30, 2008

	Pre		Total
	Exceptional	Exceptional	Period	Period
	Results	Items	Ended	Ended
	Jun-30	Jun-30	Jun-30	Jun - 30
	2008	2008	2008	2007
	€'000	€'000	€'000	€'000
Operating revenues
Scheduled revenues	6 30 , 111	-	6 30 , 111	575,948
Ancillary revenues	146,768	-	146 , 768	117,058
Total operating revenues -continuing operations	77 6 , 879	-	776,879	693,006
Operating expenses
Staff costs	80,457	-	80,457	75,927
Depreciation	47,173	17 , 858	6 5,031	34,778
Fuel & oil	366,550	-	366,550	190,389
Maintenance, materials & repairs	14,307	-	14,307	12,630
Marketing & distribution costs	2,958	-	2,958	8,314
Aircraft rentals	19,088	-	19,088	18,182
Route charges	74,155	-	74,155	63,173
Airport & handling charges	113,823	-	113,823	101,807
Other	32,660	-	32,660	30,344
Total operating expenses	751, 171	17 , 85 8	7 6 9 , 029	535,544
Operating profit - continuing operations	2 5 , 70 8	( 1 7 , 85 8 )	7,850	157,462
Other f inance income/ ( expenses )
Finance income	22,732	-	22,732	20,056
Finance expense	(30,037)	-	(30,037)	(22,924)
Foreign exchange gain/(loss)	2,478	-	2,478	1,366
Loss on impairment of av ailable for sale financial asset	-	(9 3 , 582 )	(93,582)	-
Gain on disposal of property, plant & equipment	99	-	99	-
Total other income/(expenses)	(4,728)	( 9 3,582)	( 9 8, 3 10 )	(1,502)
(Loss)/ p rofit before tax	2 0,9 8 0	( 11 1 , 44 0 )	( 9 0 , 460 )	155,960
Tax on (loss)/ profit on ordinary activities	-	-	-	(17,046)
(Loss)/ p rofit for the period- all attributable to equity holders of parent	2 0 , 9 8 0	( 11 1 , 44 0 )	(9 0 , 460 )	138 , 914

Basic (loss)/ earnings per ordinary share euro cent			(6. 0 8 )	8.98
Diluted (loss)/ earnings per ordinary share euro cent			(6 . 0 8 )	8.88
*Basic adjusted earnings per ordinary share euro cent			1. 4 0	8.98
*Diluted adjusted earnings per ordinary share euro cent			1. 4 0	8.88
Weighted average number of ordinary shares (in 000's)			1, 488 , 470	1,54 7 , 099
Weighted average number of diluted shares (in 000's)			1, 4 88,470	1,5 64 , 182

*
 Calculated on profit for the year before exceptional items

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Cashflow Statement measured in accordance with IFRS (unaudited) for the quarter ended June 30, 2008
	Period	Period
	Ended	E nded
	Jun 3 0 ,	Jun 30 ,
	200 8	200 7
	€'000	€'000
Operating activities
(Loss)/ p rofit before tax	(9 0 , 460 )	155 , 960

Adjustments to reconcile (losses)/ profits before tax to net cash provided by operating activities
Depreciation	6 5 , 031	34,778
D ecrease in inventories	111	160
(Increase) in trade receivables	( 12 , 402 )	(1,923)
D ecrease in other current assets	47 , 883	10,313
Increase /(decrease) in trade payables	3 2 ,790	(6,057)
Increase in accrued expenses	43,817	36,260
I ncrease in other creditors	9,209	13,062
Increase in maintenance provisions	4 , 635	2,295
( Gai n) on disposal of property, plant and equipment	(99)	-
Loss on impairment of available for sale financial asset	9 3 , 439	-
(Increase) in interest receivable	(2,751)	(7,096)
Increase in interest payable	1 , 996	2, 468
Retirement costs	108	147
Share based payments	678	8,076
I ncome tax refunded/ (paid)	51 6	(186)
Net cash provided by operating activities	194, 501	248,257

Investing activities
Capital expenditure (purchase of property, plant and equipment)	( 110 , 401 )	(96,622)
Proceeds from sale of property, plant and equipment	78 , 794	-
Net ( i nvestment) in restricted cash	( 11 , 141 )	( 68 , 284 )
Net r eduction/(investment) in financial assets: cash > 3months	94 , 258	(24,410)
Net cash used in investing activities	5 1 , 510	( 1 8 9 , 316 )

Financing activities
Shares purchased under share buy back programme	(33,062)	(40,053)
Net proceeds from shares issued	119	2,988
Net (de crease ) in long term borrowings	(49,456)	(23,231)
Net cash provided by /(used in) financing activities	(82,399)	(60,296)

Increase/(decrease) in cash and cash equivalents	1 6 3 ,6 12	(1,355)
Cash and cash equiva lents at beginning of the year	1,470,849	1, 346 , 419
Cash and cash equivalents at end of the year	1, 63 4 , 461	1, 34 5 , 064

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Recognised Income and Expense measured in accordance with IFRS (unaudited)
for the quarter ended June 30, 2008
	Period	Period
	Ended	Ended
	Jun 30 ,	Jun 30 ,
	2008	2007
	€'000	€'000

Cash flow hedge reserve - effective portion of fair value changes to derivatives:
Net movements into cash flow hedge reserve	35,069	25,463

Net (decrease) in available for sale financial asset	-	(41 , 0 4 3)

Income and expenditure recognised dire ctly in equity	35,069	(15 , 5 8 0)

( Loss )/profit for the year	(9 0 , 460 )	138 , 914

Total recognised income and expense	(55,391)	123 , 33 4

Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Introduction

For the purposes of the
Management Discussion and Analysis ("
MD&A
")
 all figures and comments are by reference to the adjusted income statement excluding the exceptional items referred to below.

Exceptional items in the
period
 ended
June 30
, 2008
 amounted to
 €
111.4m consisting of  the impairment of the Aer  Lingus shareholding   of  €93.6m  and an accelerated depreciation charge of € 17.9m   on aircraft to be disposed in 2009/10.

A
djusted profit
 excluding exceptional items
 decreased by 85% to €21.0m. Including exceptional items the loss in the period amounted to
 €90.5m   compared to  a profit of €138.9m in the quarter ended   June 30, 2007.

Summary
Quarter ended June 30, 2008

Profit after tax
decreased by 85% to  € 21.0m compared to  € 138.9 in the  quarter ended June 30,  200 7  primarily due to a 93% increase in fuel costs.
Total operating revenues
 increased by
12
% to
€
776.9m ,  slower
 than the
19 % growth in passenger volumes, as average fares
decreased by  8% , due to the absence of Easter
 and lower baggage penetration rates.

Ancillary revenues grew by
25% to €
146.8m  during the quarter .
Total revenue per passenger
 as a result
de creased by
6%, whilst
Load Factor

decreased

by

1 % during the
quarter
 to 81%
.

Total operating expenses
 increased by
40
% to
€ 7 51.2 m ,  primarily due to the increase in fuel prices , the
higher
level of activity, and increased costs, associated with the growth of the airline.
  Fuel, which represents
4 9 % of total operating costs compared to 3 5 %  in the quarter ended June 30, 2007 , increased by
93 % to € 366.6 m

due to the
 increase
in the price per gallon
 and
 an increase
in the number of hours flown,
offset by a positive movement in the US dollar exchange rate versus the euro
.

Unit costs
excluding
fuel fell by 6%
.
 Including fuel they rose by 18%.

Operating margins

fell
 by
19
 points
 to
3%
 whilst

operating profit

decreased by
84 % to €
25.7m
.

Net
margins

decreased
to 3%
 from 20% at June 30, 2007

for the reasons outlined above.

Earnings per share

decreased
to

1.40
 cent for the

quarter compared
8.98 cent in
 the quarter ended June 30, 2007.

Balance
sheet
The
Group's
balance sheet

reflects the cash generative strength of the business.
 The
Group
 generated cash from operating activities of €
194.5 m and a further €78.8m from the sale of Boeing 737-800 aircraft which part funded
a
 €
33.1m share buy back programme
 and
capital expenditure incurred during the
 period
 with the
 remaining
 balance reflected in
Total
c
ash

of €2,
250.0m
. Capital expenditure amounted to €
110.4m
 which largely consisted of
a
dvance aircraft payments for future aircraft deliveries
 and
 the delivery of
three
 aircraft.
Long term debt
, net of repayments,
de
creased by
€
49
.
5
m
 during the
quarter
.

Detailed Discussion and Analysis
Quarter

ended June 30, 2008

Adjusted profit after tax, decreased by 85% to €21.0m primarily  due to a 93% increase in fuel costs.

Total operating revenues grew by 12% due to a
 19
% increase in passenger numbers
 compared to the quarter ended June
30, 2007
,
a
n

8
% decrease in fares
 due to the absence of Easter
, lower baggage penetration rates
 and strong growth in ancillary revenues.
The growth in revenues was offset
primarily by the increase in fuel prices which rose by 93% to €366.6m, increases in

route charges and
airport costs.

Operating margins
, as a result,
fell
by
19
 points
 to
3%,
whilst

operating profit

de
creas
ed

by
84
% to €
25.7
m
.

Total operating revenues
 increased by
12
% to €
77
6
.
9
m
 whilst passenger volumes increased by
19
% to
15.0
m.
Total revenue per passenger

de
creased by
6
% due to
the
fall
 in average fare
s
 of 8%
.

Scheduled passenger revenues
 increased by
9
% to €
6
30
.
1
m reflecting
a
19
% increase in traffic
due to increased passenger numbers on existing routes and the successful launch of new routes and bases
, offset by an 8% decrease in average fares
 due to the absence of Easter
 and lower baggage penetration rates
.

Load factor

decreased by 1
%
compared to the quarter ended June 30, 2007.

Ancillary
revenues
 continue to outpace the growth of passenger volumes and rose by
25
% to €
146.8
m in the
quarter
. This performance reflects the growth in
onboard sale
s
, non-flight scheduled revenues, and other ancillary products.

Total operating expenses
 rose by
4
0
% to €
751.
2
m

primarily
due to the
 93%
 increase
 in fuel prices, the
higher
level of activity, and the increased costs associated with the growth of the airline
.

Total operating expenses
 were also adversely impacted by a
2
% increase in average sector length.

Staff costs
 have increased by
6
% to €
80
.
5
m
.

Excluding the charge of €7.0m for a one off share option grant in the quarter ended June 30, 2007 staff costs
i
ncreased by 11
%
.
This primarily reflects a
3
3
% increase in average employee numbers to
6,280. Cabin crew, who earn lower than the average salary accounted for the vast majority
of the increase.

Depreciation and amortisation

in
creased by
36
% to €
47
.
2
m
. This reflects
, net of disposals,

an additional

39
 lower cost 'owned' aircraft in the fleet this
quarter compared to the quarter ended June 30, 2007
 offset
by
the positive impact on amortisation of the stronger euro versus the US dollar.

Fuel costs
 rose by
93
% to €
366
.
6
m
 due to
the increase in fuel
costs
 and
a 2
2
% increase in the number of hours flown
.

Maintenance costs
 increased by
13
% to €
14.3
m
 primarily
 due to a combination of the
growth
 in the number of leased aircraft from
3
5
 to 3
9
 and

the increased level of activity, offset by
 the positive impact of
a stronger
euro versus US dollar exchange rate.

Marketing and distribution costs

de
creased by
64
% to €
3
.
0
m

due to the
 tight control on expend
i
ture and the increased focus on internet based promotions.

Aircraft rental costs
 increased by
5
% to €
19.1
m

as the number of leased aircraft increased by
4
 to 3
9

during the
quarter.

Route charges
 rose by
17
% to €
74
.
2
m
 due to an increase in the number of sectors flown and a

2
%
 increase in the average sector length.

Airport and handling charges
 increased by
12
% to €
113.8
m
 due to the 19% increase in passenger volumes
,
 offset by lower costs at new airports and bases

launched and savings
 achieved
 on handling costs.

Other expenses
 increased by
8
% to €
32.7
m
, which is lower than the growth in ancillary
revenues
,
 due to improved margins on some existing products and cost reductions on some indirect costs.

O
perating margins
 have declined by
19
 point
s
 to
3
% due to the reasons outlined above
and
 operating profits have
de
creased by
84
% to €
25.7m

compared to the

quarter ended June 30, 2007
.

Interest receivable
 has increased by
13
% to €
22.7
m
 for the
quarter
primarily due to the increase in average deposit rates earned in the period
.

Interest payable
 increased by
31
% to €
30
.
0
m

due to the drawdown of debt to part finance the purchase of new aircraft and the adverse impact of higher interest rates.

Foreign exchange
gains
 during the

quarter
of €
2.5
m
arose on the retranslation of foreign currency deposits.

Exceptional items
:

Accelerated depreciation
of €
17.
9
m
arose on

aircraft to be disposed in 2009/10.

Impairment
charge:
  During the
quarter
 the
Group
 recognised an impairment charge of €93.6m on its Aer Lingus  shareholding reflecting the  decline in  the  Aer Lingus   share price  from €2.00

per share
at March 31, 2008
 to €1.40 per share
 at June 30, 2008.

Balance
sheet
The
Group's
balance
sheet   reflects the cash generative strength of the business.
 The
Group
 generated cash from operating activities of €
194.
5
m
and
a further
€
78
.
8
m from the sale of Boeing 737-800 aircraft
which part funded
a
 €
33.1
m share buy back programme
 and
capital expenditure incurred during the
 period
 with the
 remaining
 balance reflected in
Total
c
ash

of €2,
250.0
m
. Capital expenditure amounted to €
110.4
m
 which largely consisted of
a
dvance aircraft payments for future aircraft deliveries
 and
 the delivery of
three
 aircraft.
Long term debt
, net of repayments,
de
creased by
€
49
.
5
m
 during the
quarter
.

Shareholders' Equity
 at
March
 31, 200
8

de
creased by €
8
7.7m
 to €2,414.5m, compared to  March  30, 2008
 due to the €
9
0
.
2
m
de
crease in
 profitability during the quarter
, offset by the impact of IFRS accounting treatment for derivative financial assets, pensions,
 stock option
 grants
 and
a share buy back.
 (
See
 detail
s
 in note 1
4
).

Statement of the directors in respect of the
three
 month
 financial report

We confirm our responsibility for the
three
 month
 financial statements

and that to the best of our knowledge:

* the condensed set of financial statements comprising the condensed income statement, the condensed statement of recognised income and expense, the condensed balance sheet and the related notes have been prepared in accordance with IAS 34 Interim Financial Reporting;

* the interim management report includes a fair review of the information required by:

(a) Regulation 8(2) of the Transparency (Directive 2004/109/EC)

Regulations 2007, being an indication

of important events that have occurred during the first
three
months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining nine
 months of the year; and

(b) Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the first three
 months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Group's auditors have not reviewed these condensed financial statements.

On behalf of the Board

David Bonderman
Michael O'Leary
Chairman
Chief Executive
July 28, 2008

Ryanair Holdings plc and Subsidiaries

Notes

1.   Reporting entity
Ryanair
Holdings plc (the "Company") is a company domiciled in
Ireland
. The condensed consolidated
interim
 financial statements of the Company for the
quarter
 ended
June
3
0
, 200
8
 comprise the Company and its subsidiaries (together referred to as the "Group").

The consolidated financial statements of the Group as at and for the year
 ended
March 31
, 200
8
 are available at
www.ryanair.com
2.   Statement of compliance
These
 unaudited
 condensed consolidated interim financial statements
("the interim financial statements")
have been prepared in accordance with International
Accounting
 Standard
 No. 34
 (
"
I
AS 34"
)
"
Interim Financial Reporting
"
. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group.

The comparative figures included for the year ended March 31, 2008 do not constitute statutory financial statements of the Group within the meaning of regulation 40 of the European Communities (companies, group accounts) regulations, 1992. Statutory financial statements for the year ended March 31, 2008 are being filed with the companies' office. The auditors' report on these financial statements was unqualified.

The Audit Committee
, upon delegation of authority by the Board of Directors,
 approved the
interim
 financial statements for the
three months
ended
June 30, 2008
 on
July 25
, 200
8
.

3.   Significant accounting policies
Except as stated otherwise below, this
quarter's
 financial information has been prepared in accordance with the accounting policies set out in the Group's
 most recent published consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards ("IFRS")
 as adopted by the European Union and in compliance with IFRS's as issued by the International Accounting Standards Board.

4.   Generally Accepted Accounting Policies
The Management Discussion and Analysis of Results
 (Operating and Financial Overview)
 for the
quarter

ended
June
 30, 2008  and the comparative  year  are based on the  adjusted  results reported under the
Group's IFRS accounting policies.

5.   Estimates
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Except as described below, in preparing these consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

In
 the
year
 ended
March
 31, 200
8
 management reassessed its estimates of the recoverable amount of aircraft residual values following certain recent and forward
aircraft disposals
 and
aircraft pricing
trends in the market
.

6.   Seasonality of operations
The
Group's
 results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly the first half-year typically results in higher revenues and results.

7.    Income tax expense

The Group's consolidated effective tax rate in respect of operations for the quarter
 ended
June
 30, 2008
 was 0% due to the loss in the quarter
.

8.    Capital and reserves
Share buy back programme.
Pursuant to the share buy-back program
me
 announced in February 2008, from April 1, 2008 to
date
, the Company has repurchased
 and cancelled
 11.9 million shares at a total cost of €33 million. This is equivalent to 0.8% of the issued share capital of the Company at June 30, 2008.

9.    Share based payments
The terms and conditions of the share option programme are disclosed in the most recent published consolidated financial statements.
The
 charge to the income statement in the
period
 of approximately
€
0
.
7

m
illion
 is related to the
 fair value of

various
 share option
s
 grant
ed in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

10.   Contingencies
The Group is engaged in litigation arising in the ordinary course of its business.
The Group
 does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

11.   Capital commitments
During the quarter ended
June
 30,
 2008, the
Group
 exercised three options under the 2005 contract with Boeing whereby it will increase its "firm" aircraft del
i
veries by this amount during the 2011 fiscal year.
  This brings Ryanair's total firm orders for Boeing 737-800 aircraft to  135  and the total fleet size (net of planned disposals) to
265
 by 2013.

12.   Available for sale
financial assets (Aer Lingus)
In the
quarter
ended June 30, 2008, the Group recognised an impairment charge of €93.6 million on its shareholding in Aer Lingus reflecting a further decline in the Aer Lingus share price from €2.00 per share at March 31, 2008 to
€1.40 at
June 30, 2008.

13.   Loans and borrowings

The following is the movement in loans and borrowings (non-current and current) during the quarter:

€'000
Balance at April 1, 2008	2,266,496
Loans raised to finance aircraft/simulator purchases	48,621
Repayments of debt borrowed	(98,078)
Balance at June 30 , 2008	2, 2 17,039

14.   Changes in shareholders' equity

				Other	Reserves
		Share		Capital
	Ordinary	premium	Retained	redemption	Other
	shares	account	earnings	Shares	R eserves	Total
	€'000	€'000	€'000	€'000	€'000	€'000
Balance at March 31, 200 7	9, 822	607 , 433	1, 905 , 211	-	17 , 307	2 , 539 , 773
Issue of ordinary equity shares	21	8 , 382	-	-	-	8 , 403
Repurchase of ordinary equity shares	-	-	(299,994)	-	-	(299,994)
Capital redemption reserve fund	(378)	(23,054)	-	23,432	-	-
Effective portion of changes in fair value of cash flow hedges					(129,960)	(129,960)
Net change in fair value of cash flow hedges transferred to the profit and loss					26,768	26,768
Net movement out of cash flow reserve	-	-	-	-	(103 , 192)	(103 , 192)
Share based payments	-	-	-	-	10 ,9 2 5	10 ,9 25
Retirement benefits	-	-	4,497	-	-	4 , 497
Subtotal	(378)	(23,054)	(295,497)	23,432	(141,193)	(436,690)
Profit for the financial year	-	-	390 , 708	-	-	390 , 708
Balance at March 31, 2008	9,465	592 , 761	2,000 , 422	23,432	(123,886)	2,5 02 , 194
Issue of ordinary equity shares	-	119	-	-	-	119
Repurchase of ordinary equity shares	-	-	(33,062)	-	-	( 33 , 062 )
Capital redemption reserve fund	(75)	( 4 , 595 )	-	4 , 670	-	-
Net movement into cash flow reserve	-	-	-	-	35 , 069	35 , 0 6 9
Share-based payments	-	-	-	-	678	678
Subtotal	(75)	(4,595)	(33,062)	4,670	35,747	2,685
Loss for the period	-	-	(9 0, 460 )	-	-	(90, 460 )
Bala nce at June 3 0 , 2008	9, 390	5 88 , 285	1,87 6 , 900	2 8 , 102	( 88 , 13 9 )	2, 414 , 538

15.   Analysis of operating revenues and segmental analysis
All revenues derive from the Group's principal activity and business segment as a low fares airline and includes scheduled services, car hire, internet income and related sales to third parties.

Revenue is analysed by geographical area (by country of origin) as follows:

	Quarter	Quarter
	E nded	E nded
	Jun 30 ,	Jun 30 ,
	200 8	200 7
	€'000	€'000
United Kingdom	261,163	275 , 538
Other European countries	515,716	417,468
Total operating revenues	776,879	693,006

All of the Group's operating profit arises from low fares airline-related activities, its only business segment. The major revenue earning assets of the Group are comprised of its aircraft fleet, which is registered in
Ireland
 and therefore principally all profits accrue in
Ireland
. Since the Group's aircraft fleet is flexibly employed across its route network in
Europe
, there is no suitable basis of allocating such assets and related liabilities to geographical segments.

16.

Earnings per share
For the quarter ended June 30, 2008, there was no difference in the weighted average number of ordinary shares used for basic and diluted net loss per ordinary share, as the effect of all potentially dilutive ordinary shares outstanding was anti-dilutive.

17.
Property, plant and equipment
Acquisitions and disposals
During the
quarter

ended
June 30, 2008, the Group acquired assets with a cost of €
110
.
4
 million
 (quarter
 ended

June
 30, 2007: €96.6 million).

There were
four
 Boeing 737-800 aircraft
 disposed of during the
quarter
, the sale proceeds of which amounted to €
78.8m.
Deposits have been received in relation to
future aircraft disposals.

18.
Post balance sheet events
In July 2008, the
Group
 acquired a further
3.5

million
 shares
 in Aer Lingus plc at a cost of €4.2

million
, bringing Ryanair's total holding in Aer Lingus to 29.8%.

19.
US
 GAAP Reconciliation
Following on from the issuance by the SEC of
R
ule 3235 "Acceptance from Foreign Private Issuers of Financial Statements prepared in accordance with International Financial Reporting Standards without reconciliation to US GAAP", the Group has chosen to exclude a US GAAP Reconciliation from these interim financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  28 July 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director